

07007873

BP 6/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 17 2007
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PFPC Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Bellevue Parkway
(No. and Street)

Wilmington (City) DE (State) 19809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene Wilson (412) 762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street, 25th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charlene Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFPC Distributors, Inc., as of and for the year ended Dec. 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Charlene Wilson
Signature

Financial and Operations Principal
Title

Joy A. Damico
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
Monroeville Boro, Allegheny County
My Commission Expires Oct. 7, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (which has been disclosed in Note 12 of the consolidated financial statements).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

PFPC Distributors, Inc.
(SEC I.D. No. 8-45467)

Independent Auditors' Report and
Supplemental Report on Internal Control

Consolidated Financial Statements and Unconsolidated Supplemental Schedules
for the Year Ended December 31, 2006

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

PFPC Distributors, Inc.

Consolidated Financial Statements and
Unconsolidated Supplementary Information

For the Year ended December 31, 2006

Contents

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
PFPC Distributors, Inc.

We have audited the following consolidated financial statements of PFPC Distributors, Inc. and subsidiaries (a wholly owned subsidiary of PFPC Worldwide, Inc.) (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following unconsolidated supplemental schedules of the Company as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

March 26, 2007

PFPC Distributors, Inc.

Consolidated Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 30,543,531
Investments, at fair value	14,394
Accounts receivable, net of allowance for doubtful accounts of $9,907	40,554,865
Due from Trust Co.	6,000
Interest receivable	136,093
Prepaid assets	573,928
Fixed assets, net of accumulated depreciation of $20,311	16,671
Deferred tax asset	19,064
Goodwill	714,363
Other assets	20,075
Total assets	$ 72,598,984
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 62,347,599
Related party payable	13,050
Accrued expenses	236,603
Income taxes payable	240,149
Due to Parent	81,522
Other liabilities	418,539
Total liabilities	63,337,462
Stockholder's equity:	
Common stock, $1 par value, 200,000 shares authorized; 4 shares issued and outstanding	4
Additional paid-in capital	7,454,057
Retained earnings	1,810,752
Minimum pension liability	(3,291)
Total stockholder's equity	9,261,522
Total liabilities and stockholder's equity	$ 72,598,984

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Income

For the Year Ended December 31, 2006

Revenues:		
Distribution fees	$	135,166,084
Service fees		4,323,421
Investment income		1,054,685
Total revenues		140,544,190
Expenses:		
Distribution expenses		135,166,084
Employee compensation and benefits		1,108,901
Allocated support services		755,404
Professional and other services		967,868
General office expenses		103,963
Total expenses		138,102,220
Income before income taxes		2,441,970
Provision for income taxes		978,264
Net income	$	1,463,706

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2006	4	$ 4	$ 7,262,272	$ 347,046	$ 7,609,322
Issuance of stock options	-	-	22,591	-	22,591
Tax benefit from exercise of PNC stock options	-	-	169,194	-	169,194
Minimum pension liability adjustment	-	-	-	(3,291)	(3,291)
Net income	-	-	-	1,463,706	1,463,706
Balances at December 31, 2006	4	$ 4	$ 7,454,057	$ 1,807,461	$ 9,261,522

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:

Net income		$ 1,463,706
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	$ 12,327	
Deferred tax expense	34,613	
Stock option expense	22,591	
Minimum pension liability adjustment	(3,291)	
Tax benefit from exercise of PNC stock options	169,194	
Changes in current assets and liabilities:		
Increase in accounts receivable	(40,136,933)	
Increase in investments at fair value	(608)	
Increase in interest receivable	(36,368)	
Increase in prepaid assets	(399,088)	
Decrease in other assets	54,794	
Decrease in related party payable	(42,830)	
Increase in accounts payable	41,542,814	
Increase in accrued expenses	39,702	
Increase in income taxes payable	89,535	
Increase in due to parent	81,522	
Increase in other liabilities	38,295	
Total adjustments		1,466,269
Net cash provided by operating activities		2,929,975
Net increase in cash and cash equivalents		2,929,975
Cash and cash equivalents at beginning of year		27,613,556
Cash and cash equivalents at end of year		$ 30,543,531
Supplemental cash flows disclosure:		
Income tax payments		$ 946,951
Income tax refunds		$ 263,801

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Notes to Consolidated Financial Statements

December 31, 2006

1. Organization

PFPC Distributors, Inc. and its subsidiaries (the "Company") are wholly-owned subsidiaries of PFPC Inc. (the "Parent") and indirect, wholly-owned subsidiaries of PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company.

The Company's wholly-owned subsidiaries include ABN AMRO Distribution Services (USA), Inc., BlackRock Distributors, Inc., MGI Funds Distributors, Inc. and Northern Funds Distributors, LLC. The Company and its subsidiaries are broker-dealers registered with the Securities and Exchange Commission ("SEC"), pursuant to Section 15(b) of the Securities Exchange Act of 1934 and are members of the NASD.

The Company's business includes acting as a consultant to investment companies (clients) in retailing and wholesaling mutual fund shares. The Company also provides sales support services to registered representatives of broker-dealers which have entered into selling agreements with a mutual fund client of the Parent and administrative support services.

The Company has a fully-disclosed clearing arrangement with an affiliated registered clearing broker.

2. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America on a consolidated basis. All intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act").

Accounts Receivable - Accounts receivable includes amounts due from Funds for the performance of distribution and support services.

Investments - Investments consist of shares of registered mutual fund investment companies and are stated at fair value with realized and unrealized gains and losses recorded in "Investment income" in the consolidated statement of income.

2. Summary of Significant Accounting Policies (continued)

Goodwill - Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company annually evaluates goodwill for impairment. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized at an amount equal to that excess.

Revenue Recognition - Revenue from service fees is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are generally remitted to external brokers who distribute the shares of these funds to investors. The revenue and expense associated with these fees are included as "Distribution fees" and "Distribution expenses," respectively, in the consolidated statement of income.

Investment Income - Investment income is interest income earned on "Cash and cash equivalents" and "Investments" and is recognized when earned.

Out-of-Pocket Expenses - The Company records reimbursements from clients for out-of-pocket expenses in accordance with Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as "Service fees," while the expenses are included within "Professional and other services" and "General office expenses" in the consolidated statement of income.

Income Taxes - The liability method is used in accounting for income taxes whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 4).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments – Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

Investments are stated at fair value based on quoted market prices. The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the consolidated balance sheet to be reasonable estimates of fair value.

Recently Issued Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board issued SFAS 157, Fair Value Measurements, which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. Adoption of SFAS 157 requires the use of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, the Company is in the process of reviewing the impact, if any, of SFAS 157 on the Company's financial statements.

In July 2006, Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" was issued. FIN 48 clarified the accounting for uncertainties in income taxes recognized in the financial statements and sets forth recognition, derecognition and measurement criteria for certain tax positions taken or expected to be taken in a tax filing. For the Company, this guidance will apply to all tax positions taken or expected to be taken beginning on January 1, 2007. The Company is currently evaluating the impact of FIN 48 and does not believe that adoption will have a significant impact on the financial statements.

2. Summary of Significant Accounting Policies (continued)

In November 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." Adoption of SAB 108 requires the determination that an error is material in the current year that includes prior-year effects may result in the need to correct prior-year financial statements, even if the misstatement in the prior year or years is considered immaterial. SAB 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of this bulletin is not expected to have an impact on the Company's financial statements.

3. Net Capital Requirements

PFPC Distributors, Inc. is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. PFPC Distributors, Inc. has elected to use the basic method permitted by the Rule, which requires that PFPC Distributors, Inc. maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2006, PFPC Distributors, Inc. had net capital of $3,776,992, which was $3,295,607 in excess of the required net capital of $481,385. PFPC Distributors, Inc.'s resulting ratio of aggregate indebtedness to net capital was 1.91 to 1. These amounts differ from what was reported in the December 31, 2006 quarterly FOCUS report due to an audit adjustment to reflect an accrual for current month Distribution Fees that was made after the FOCUS report was filed on January 16, 2007. In addition, all subsidiaries are subject to the same net capital requirements.

	ABN AMRO Distribution Services (USA), Inc.	BlackRock Distributors, Inc.	MGI Funds Distributors, Inc.	Northern Funds Distributors, LLC
Net capital	$ 358,667	$ 2,147,425	$ 94,854	$ 435,298
Excess net capital (deficiency)	$ 323,172	$ (1,561,496)	$ 69,854	$ 430,298

The Company's subsidiary, BlackRock Distributors, Inc. ("BDI"), filed their December 31, 2006 quarterly FOCUS report on January 16, 2007, reflecting $901,130 in excess of minimum required net capital. In February 2007, BDI recorded an audit adjustment to reflect an accrual for current month Distribution Fees, which created a net capital deficiency at December 31, 2006 of $1,561,496. Immediately subsequent thereto, BDI communicated the net capital violation to

3. Net Capital Requirements (continued)

the NASD. On February 28, 2007, the Company made a capital infusion of $4 million to BDI which eliminated the net capital deficiency.

4. Income Taxes

The Company is a participant in a master tax sharing agreement with the Corp. Federal income taxes result from an agreed upon allocation methodology with the Corp. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in current taxes otherwise payable by the group.

The operating results of the Company are included in the consolidated U.S. Federal income tax return of the Corp. and its subsidiaries. For state income tax purposes, the Company files on a separate company basis.

The income tax provision included in the consolidated statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2006	
Current income taxes:	
Federal	$770,852
State	171,026
Total current income taxes	941,878
Deferred income taxes:	
Federal	14,721
State	21,665
Total deferred income taxes	36,386
Total income tax provision	$978,264

At December 31, 2006, the Company had a net deferred income tax asset of $19,064, resulting from state net operating losses, deferred state income tax and compensation and benefits.

4. Income Taxes (continued)

At December 31, 2006	
Deferred tax asset	$30,687
Deferred tax liability	(11,623)
Net deferred tax asset	$19,064

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes. A valuation allowance against the Company's deferred tax assets is not considered necessary as of December 31, 2006.

5. Fixed Assets

The fixed assets of $16,671 are stated at cost, $36,982, net of accumulated depreciation, $20,311. These assets represent external software and computer equipment depreciating straight line over a 3 year useful life.

6. Employee Benefit Plans

Incentive Savings Plan – Effective July 1, 2004, the Company, along with its Parent and the Trust Co., adopted a defined contribution plan that covers substantially all its employees and provides for employer contributions that will vary with profit levels. Contributions to this plan are made in cash and include employer basic and transitional contributions, employee elective and catch-up contributions, and a discretionary employer matching contribution which may be made in either PNC common stock or cash. Employee contributions are invested in a number of investment options available under the plan, including a PNC common stock fund and several '40 Act funds sponsored by BlackRock, Inc., an affiliated company, at the direction of the employee. ISP expenses for the Company were $26,004 for the year ended December 31, 2006 and are included in "Employee compensation and benefits" in the consolidated statement of income.

Postretirement Benefits - PNC provides certain health care and life insurance benefits for retired employees and their dependents. Postretirement benefits expense of $878 was allocated to the Company by PNC for the year ended December 31, 2006. No separate financial obligation data for the Company is available with respect to such plan.

6. Employee Benefit Plans (continued)

Noncontributory Defined Benefit Pension Plan - Certain employees of the Company participate in PNC's noncontributory defined benefit pension plan. Retirement benefits were based on compensation level, age and length of service. Participants are fully vested after five years of service. Pension contributions are based on actuarially determined amounts necessary to fund total benefits payable to plan participants. On June 30, 2004, qualified pension benefits for PFPC employees were frozen as part of a restructuring of retirement benefits, which remain frozen as of December 31, 2006. The Company had prepaid pension costs of $41,007 as of December 31, 2006. This amount is recorded in "Prepaid assets" on the consolidated statement of financial condition.

Stock Based Compensation Plan - An executive of the Company participates in PNC's stock option award plan. Expenses recognized by the Company under this plan were $22,590 due to the issuance of stock options for the year ended December 31, 2006, and are included in "Employee compensation and benefits" and "Additional paid-in capital" in the accompanying consolidated statement of income and statement of changes in shareholder's equity, respectively.

7. Related Party Transactions

Related party revenues of $75,340,686 and $1,499,951 generated by providing distribution and administrative support services to affiliated open-end investment companies, are included in "Distribution fees" and "Service fees", respectively, in the consolidated statement of income. At December 31, 2006, $37,159,208 of revenue was accrued for services performed for affiliated open-end investment companies. This balance was included in "Accounts receivable" on the consolidated statement of financial condition.

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. The Parent, the Corp. and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2006, these allocations totaled $817,206, which are included in "Allocated support services," "Professional and other services" and "General office expenses" in the consolidated statement of income. At December 31, 2006, amounts payable to related parties totaled $94,572, which is included in "Related party payable" and "Due to Parent" on the consolidated statement of financial condition.

The deferred tax asset of $19,064, recorded on the consolidated statement of financial condition, will result in an intercompany receivable. Furthermore, income taxes payable of $240,149,

7. Related Party Transactions (continued)

recorded on the consolidated statement of financial condition, will result in an intercompany payable. For the year ended December 31, 2006, income tax payments of $946,951 were made to the Corp. and Trust Co. and income tax refunds of $263,801 were received from the Corp. and Trust Co.

The members of the Board of Directors of the Company are employees of the Parent or Trust Co. For the year ended December 31, 2006, the Board members did not receive any remuneration for their services.

BlackRock Distributors, Inc., a wholly-owned subsidiary of the Company, is party to a Master Sale and Servicing agreement with an affiliate, PNC Investment Corp. ("PNCIC"). Under this agreement, PNCIC advances commissions on B and C share funds to third parties in exchange for rights to future cash flows collected by the funds.

8. Client Concentrations

For the year ended December 31, 2006, approximately 27% of service fee revenue, excluding out-of-pocket fees, was generated from an affiliated client. In addition, approximately 12% of service fee revenue, excluding out-of-pocket fees, was generated from an unaffiliated open-end investment company.

9. Consolidated Subsidiaries

The following is a summary of certain financial information regarding the Company's consolidated subsidiaries:

	ABN AMRO Distribution Services (USA), Inc.	BlackRock Distributors, Inc.	MGI Funds Distributors, Inc.	Northern Funds Distributors, LLC	Total
Total assets	$ 1,025,382	$ 58,491,592	$ 164,242	$ 486,465	$ 60,167,681
Total liabilities	532,426	55,633,815	5,099	18,308	56,189,648
Total equity	$ 492,956	$ 2,857,777	$ 159,143	$ 468,157	$ 3,978,033

The above does not reflect the eliminations of intercompany receivables and payables of $66,238 and investments in subsidiaries of $3,978,033. Total subsidiary equity of $3,978,033 is not included as capital in the computation of the Company's net capital under rule 15c3-1.

10. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

11. Financial Instruments with Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's clearing broker, J.J.B. Hilliard, W.L. Lyons, Inc., an affiliate, is exposed to risk of loss on customer transactions. In the event of a customer's inability to meet the terms of its contracts, the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2006, there were no amounts owed to the clearing broker by these customers.

The Company has provided a guarantee to their clearing broker. Under this agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the likelihood that the Company will be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

12. Reconciliation Between Unconsolidated FOCUS Report and Consolidated Financial Statements

For the year ended December 31, 2006, differences existed between amounts reported in the audited consolidated financial statements and those reported in the December 31, 2006 quarterly FOCUS report filing.

The following is a reconciliation of amounts reported in the FOCUS filing to amounts reported in the audited financial statements:

	Assets	Liabilities
Amounts reported per Part IIA FOCUS filing	$ 13,074,163	$ 3,812,641
Net effect of consolidation of subsidiaries	59,524,821	59,524,821
Amounts reported per audited financial statements	$ 72,598,984	$ 63,337,462

13. Subsequent Event

On February 28, 2007, the Company made a capital contribution of $4 million to BlackRock Distributors, Inc.

Supplementary Information

PFPC Distributors, Inc.

Reconciliation of the Computation of Unconsolidated Net Capital under SEC Rule 15c3-1

December 31, 2006

	Per audited Financial Statements	Per FOCUS Filing	Difference
Net Capital:			
Stockholder's equity	$ 9,261,522	$ 9,261,522	$ -
Deduction for nonallowable assets:			
Equity of subsidiaries	3,978,033	3,978,033	-
Accounts receivable	81,594	81,594	-
Intercompany receivable	72,238	72,238	-
Prepaid assets	445,541	445,541	-
Fixed assets	16,671	16,671	-
Goodwill	714,363	714,363	-
Other assets	20,075	20,135	(60)
Net capital before haircuts on securities positions	3,933,007	3,932,947	60
Haircuts on securities:			
Investment in money market mutual fund (2% of $7,692,794)	153,856	153,856	-
Investment in mutual funds (15% of $14,394)	2,159	2,159	-
Net capital	$ 3,776,992	$ 3,776,932	$ 60
Aggregate Indebtedness:			
Items included in statement of financial condition:			
Accounts payable	$ 6,415,659	$ 3,007,530	$ 3,408,129
Related party payable	91,092	91,092	-
Accrued expenses	229,562	229,562	-
Income taxes payable	76,107	76,107	-
Deferred tax liability	6,478	6,478	-
Other liabilities	401,872	401,872	-
Total aggregate indebtedness	$ 7,220,770	$ 3,812,641	$ (3,408,129)
Computation of Basic Net Capital Requirement:			
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 481,385	$ 254,176	$ (227,209)
Net capital in excess of required minimum	$ 3,295,607	$ 3,522,756	$ 227,149
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)	$ 3,054,915	$ 3,395,668	$ 340,753
Ratio of aggregate indebtedness to net capital	1.91 to 1	1.01 to 1	0.90 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4):

The Company filed their December 31, 2006 quarterly FOCUS report on January 16, 2007, reflecting $3,522,756 in excess of minimum required net capital. The Company recorded an audit adjustment in February 2007 to reflect an accrual for current month Distribution Fees that caused a difference between the amounts reported in the FOCUS report previously filed and the audited financial statements.

PFPC Distributors, Inc.

Computation for Determination of Reserve Requirement and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2006

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." At December 31, 2006, the Company held no customer funds and had no special account balance.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

March 26, 2007

PFPC Distributors, Inc.
301 Bellevue Parkway
Wilmington, DE 19809

In planning and performing our audit of the consolidated financial statements of PFPC Distributors, Inc. and subsidiaries (a wholly owned subsidiary of PFPC Worldwide, Inc.) (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated March 26, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses as defined above, except we noted distribution fees which were not accrued at December 31, 2006. The SEC has previously been notified of this matter which has now been corrected and properly accrued in the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives except as noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END